British Columbia Securities Commission	QUARTERLY AND YEAR END REPORT BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the Securities Act. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.	INCORPORATED AS PART OF

	X	Schedule A

	X	Schedule B
(place X in an appropriate category)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT
YY/MM/DD
Spur Ventures Inc.	June 30, 2003	03/08/15

ISSUER'S ADDRESS	2684 - 1055 Dunsmuir Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TEL NO.
Vancouver	B.C.	V7X 1L3	604-609-9836	604-689-5564
CONTACT PERSON	CONTACT'S POSITION			CONTACT TEL NO.
Y.B. Ian He	Director			604-689-5564
CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS
info@spur-ventures.com	www.spur-ventures.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

"Y.B. Ian He"	Y.B. Ian He	03/08/15
DATE SIGNED
DIRECTOR'S SIGNATURE	PRINT FULL NAME	YY/MM/DD

"Robert G. Atkinson"	Robert G. Atkinson	03/08/15
DATE SIGNED
DIRECTOR'S SIGNATURE	PRINT FULL NAME	YY/MM/DD

SPUR VENTURES INC.

SECOND QUARTER FINANCIAL STATEMENTS

June 30, 2003

SPUR VENTURES INC.
CONSOLIDATED BALANCE SHEETS
AS AT June 30, 2003 AND DECEMBER 31, 2002

	June 30,	December 31,
In Canadian dollars as at	2003	2002
	(Unaudited)	(Audited)
ASSETS
Current
Cash and cash equivalents	$148,213	$5,899
Short term investment	1,930,000	-
Accounts receivable and prepaid expenses	30,405	20,461
Marketable securities	90,500	95,000
Amount due from joint venture partner	200,000	200,000
	2,399,118	321,360

Mineral properties	2,619,499	2,562,753

	$5,018,617	$2,884,113

LIABILITIES
Current
Bank overdraft	$-	$19,990
Accounts payable and accrued liabilities	35,819	55,206
	35,819	75,196

SHAREHOLDERS' EQUITY
Capital stock
Authorized -
100,000,000 Common shares without par value
100,000,000 Preferred shares without par value
Issued -
23,019,328 Common shares (2002: 17,949,328)	8,597,155	6,231,555
Deficit	(3,614,357)	(3,422,638)
	4,982,798	2,808,917

	$5,018,617	$2,884,113

APPROVED BY THE DIRECTORS

/s/ Robert G. Atkinson	/s/ Y.B. Ian He
Director	Director

SPUR VENTURES INC.
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2003 AND 2002
(Unaudited)

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
In Canadian dollars	2003	2002	2003	2002

Expenses
Consulting fees	$36,182	$38,808	$70,727	$57,039
Management fees	15,333	12,500	27,833	25,000
Office and miscellaneous	13,906	6,647	25,529	13,096
Printing and mailing	3,787	(10,664)	4,154	(9,933)
Professional fees	19,394	21,270	29,220	27,086
Rent	7,582	7,870	13,329	16,047
Transfer agent and filing fees	17,166	2,909	27,689	3,772
Travel, advertising and promotion	2,940	4,071	5,813	5,560
Write down of marketable securities	-	-	4,500	-

	116,290	83,411	208,794	137,667

Other income
Gain on disposal of marketable securities	-	4,930	-	4,930
Interest income	12,325	634	12,325	1,444
Dividend income	2,375	12,400	4,750	30,350
	14,700	17,964	17,075	36,724

Loss for the period	(101,590)	(65,447)	(191,719)	(100,943)

Deficit, Beginning of period	(3,512,767)	(3,212,262)	(3,422,638)	(3,176,766)

Deficit, End of period	$(3,614,357)	$(3,277,709)	$(3,614,357)	$(3,277,709)

Basic and diluted loss per common share	$(0.00)	$(0.00)	$(0.01)	$(0.01)

Weighted average number of common shares
outstanding	20,366,910	17,949,328	19,164,798	17,949,328

SPUR VENTURES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2003 AND 2002
(Unaudited)

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
In Canadian dollars	2003	2002	2003	2002

Cash flows from operating activities
Dividend received	$2,375	$12,400	$4,750	$30,350
Interest received	-	654	-	1,264
Interest paid	(297)	(273)	(748)	(367)
Cash paid to suppliers and employees	(212,534)	(157,833)	(221,252)	(209,618)
	(210,456)	(145,052)	(217,250)	(178,371)

Cash flows from investing activities
Feasibility study, project development	(35,414)	(109,661)	(56,746)	(154,371)
Purchase of short term investment	(930,000)	-	(1,930,000)	-
	(965,414)	(109,661)	(1,986,746)	(154,371)

Cash flows from financing activities
Share subscriptions received	898,800	-	2,366,300	-
Proceeds from disposal of marketable securities	-	246,930	-	246,930
	898,800	246,930	2,366,300	246,930

Increase (Decrease) in cash and cash equivalents	(277,070)	(7,783)	162,304	(85,812)

Cash and cash equivalents (Bank overdraft), beginning of period	425,283	293,729	(14,091)	371,758
Cash and cash equivalents, end of period	$148,213	$285,946	$148,213	$285,946

SPUR VENTURES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2003
(Unaudited)

1.

Basis of Presentation

The accompanying interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). However, they do not include all the information and disclosures required by the Canadian GAAP for financial statements. They have been prepared on the same accounting policies and methods of applications as the latest annual consolidated financial statements. In the opinion of management, all adjustments of a normal recurring nature necessary for a fair presentation have been included. The results for interim periods are not necessarily indicative of results for the entire year. The information contained in the interim financial statements should be read in conjunction with the Company’s latest annual consolidated financial statements and the notes thereto.

The unaudited consolidated financial statements include Spur Ventures Inc. (“the Company”), and its wholly owned subsidiary company, Spur Chemicals (BVI) Inc.. All significant inter-company transactions and accounts have been eliminated.

2.	Mineral Properties

	June 30,	December 31,
	2003	2002
Mineral property expenditure
Yichang phosphate – feasibility study	$2,619,499	$2,562,753
	$2,619,499	$2,562,753

SPUR VENTURES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2003
(Unaudited)

3.

Related Party Transactions

Due the six-month period ended June 30, 2003, the Company paid consulting fee of $40,727 to a company controlled by a director, management fee of $27,833 to a company controlled by a director and legal fee of $15,863 to a law firm of which a director is a partner.

4.

Segmented Information

Management considers the exploration of phosphate interest in China to be the company’s principal activity. All of the expenditures incurred in China in respect of this activity to date have been capitalized.

			June 30, 2003

	Canada	China	Consolidated

Current assets	$2,399,118	$-	$2,399,118
Mineral properties	-	2,619,499	2,619,499
Total assets	$2,399,118	$2,619,499	$5,018,617

		December 31, 2002

	Canada	China	Consolidated

Current assets	$321,360	$-	$321,360
Mineral properties	-	2,562,753	2,562,753
Total assets	$321,360	$2,562,753	$2,884,113

SPUR VENTURES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2003
(Unaudited)

5.	Subsequent Events

On July 31, 2003, the Company closed a private placement of 300,000 units of the Company’s stock at the price of $1.00 per unit. Each unit consists of one common share of the Company and one non-transferable warrant. Each warrant entitles the holder to purchase one additional share of the Company at a price of $1.10 per share until July 31, 2005.

SCHEDULE B : SUPPLEMENTARY INFORMATION

1.	Analysis of Expenses and Deferred Costs, Year to Date

	(A)	Expenses: General administrative expenses are broken down in the consolidated statement.

	(B)	Mineral Properties:

	June 30, 2003	December 31, 2002
Mineral property expenditure
Yichang phosphate - feasibility study	$2,619,499	$2,562,753
	$2,619,499	$2,562,753

2.

Related party transactions

During the six-month period ended June 30, 2003, the Company paid $40,727 as consulting fee and $57,933 as management fee to companies controlled by the directors of the Company. The Company also paid $15,863 to a legal firm that has a partner acting as a director of the Company.

3.	For the quarter under review:

(A)

Shares issued during the quarter: 5,070,000

A private placement of 5,000,000 units at $0.50 per share was closed on May 14, 2003. Each unit consists of one common share of the Company and one non-transferable warrant, entitling the holder to purchase one additional share of the Company at a price of $0.60 per share for two years until May 13, 2005. In consideration of arranging the private placement, Riverbank Group Limited received a finder’s fee of $133,700 paid in cash and Global Resource Investments Limited received a finder’s fee by the issuance of 70,000 units having the same terms and conditions as described above.

(B)

Stock Options granted and cancelled during this quarter:

On April 4, 2003, 2,550,000 stock options at an exercise price of $0.60 per share were granted to directors and employees of the Company. On June 20, 2003, 100,000 stock options at an exercise price of $0.60 per share were cancelled. On June 25, 2003, 535,000 stock options at an exercise price of $1.20 per share were granted to the Company’s directors.

4.	As at the end of the quarter:

	(A)	Shares authorized 100,000,000 common shares without par value 100,000,000 preferred shares without par value, issueable in series and with special rights and restrictions to be determined on issuance

(B)	Shares issued

		Price per	Number of
		Common share	common shares	Amount
	December 31, 2002		17,949,328	$6,231,555
	June 30, 2003		23,019,328	$8,597,855

(C)	Stock Options

The following table summarizes the options outstanding and exercisable as at June 30, 2003:

Number of options	Exercise price ($/share)	Expiry date
250,000	0.90	October 18, 2005
700,000	0.90	June 18, 2006
50,000	0.90	November19, 2006
2,450,000	0.60	May 6, 2008
635,000	1.20	June 25, 2008
4,085,000

5.	List of Directors as at June 30, 2003

Robert G. Atkinson, David Black, David Cohen, Steven Dean, Gordon Ewart, Ruston Goepel, Y.B. Ian He, George H. Plewes,

SCHEDULE C : MANAGEMENT DISCUSSION AND ANALYSIS

1.       Description of Business

Spur Ventures Inc. is a natural resource development company based in Vancouver, Canada. It focuses on the development of Yichang Integrated Phosphate Mining and Fertilizer Project (the “Yichang Project”) in Yichang City, China. The project is intended to integrate phosphate rock mining and fertilizer manufacturing to produce high-analysis phosphate fertilizers and animal feed additive for China's domestic market. The integrated project includes a phosphate mine and a chemical complex on the Yangtze River designed to produce 1.06-million t/y compound fertilizer (NPK) and diammonium phosphate (DAP). The phosphate deposits dedicated to the project have a total phosphate resource of over 470 million tonnes. A positive independent feasibility study and subsequent update estimate the project internal rate of return in excess of 40%. The feasibility study and environmental assessment study on the project were completed and approved by the Chinese government agencies in 2001 and 2002. Mining permit application is proceeding, and preliminary approval has been obtained from Ministry of Land and Resources in early 2003.

The Yichang Project will be built in phases. In Phase one, a stand-alone fertilizer plant and river jetty will be built using outsourced phosphoric acid. The fertilizer plant is designed to produce 1.06 million t/y of NPK fertilizer (grade 15:15:15). The construction of Phase one will require 18 months to complete at a total cost of US$108.66 million, including a total investment of US$17.8 million made to date by the project owners. Once Phase one of the Yichang Project is commissioned, construction of the mine and phosphoric acid facilities will be started and integrated into the Phase one of the Yichang Project.

2.       Discussion of Operations and Financial Conditions

Total general and administrative costs for the three months ended June 30, 2003 were $116,290. The total fees paid to the engineering firms and expenditures related to activities for Yichang Project development in the quarter were $35,414. There have been no other material expenditures and no investor relations activity during this quarter.

Spur raised $2.5 million on May 13, 2003 through a non-brokered private placement, in which Spur issued 5,000,000 units at a price of $0.50 per unit. Each unit consists of one common share and one non-transferable warrant. Each warrant entitles the holder to purchase one additional share of Spur at a price of $0.60 per share for two years until May 13, 2005. In consideration of arranging the private placement, Riverbank Group Limited received a finder’s fee of $133,700 paid in cash and Global Resource Investments Limited received a finder’s fee by the issuance of 70,000 units having the same terms and conditions as described above.

On June 20, 2003, Mr. Steven Dean was appointed as Chairman of Spur’s Board of Directors. In addition, Mr. Ruston Goepel and Mr. David Cohen joined Spur’s Board of Directors. Mr. Steven Dean was most recently President of Teck Cominco Limited, a diversified mining and refinery company with world-class assets in zinc, copper, gold, coal, and industrial minerals. In 1995, Mr. Dean founded PacMin Mining Corporation, formerly Camlot Resources. The control of PacMIn was sold to Teck Corporation in 1999, at which time he became President of TeckGold and later President of the new Teck Cominco Limited, the company resulting from the merger of Teck Corporation and its subsidiary Cominco Limited. Prior to that, Mr. Dean was a member of the founding management of Normandy Poseidon Group, which became Normandy Mining Limited, one of the largest Australian based diversified mining company in gold, base metals and industrial minerals.

Mr. Goepel is Senior Vice President of Raymond James Ltd. He was the founding partner and CEO of Goepel Shields & Partners, a national securities dealer which was acquired in 2001 by Raymond James Inc., one of the largest U.S. brokerage firms. Mr. Goepel is a past Governor of the Vancouver Stock Exchange, a Governor and Executive Committee Member of B.C. Business Council, Chairman of Nominating & Governance Committee for the Vancouver 2010 Olympic Bid Corp.

Mr. Cohen is the President and CEO of Northern Orion Resources Inc. He joined Northern Orion Exploration Ltd. in 1997 as Senior Vice President, Engineering and Development. Prior to that, he was Director of Business Development at Fluor Daniel, a leading international engineering and construction firm.

Mr. Ernest Cheung, Mr. Alain Albagli, and Mr. Colin Leech-Porter resigned from Spur’s Board of Directors. Spur’s management and Board of Directors would like to extend sincere appreciation to them for their valuable services to Spur.

Spur and its Chinese joint venture partner, Yichang Phosphorus Chemicals Co. signed their formal joint venture contract in May 2003. This contract will serve as a legal document for setting up a joint venture company, Maple Leaf Chemicals Co. The joint venture contract has obtained approval from Hubei Provincial Government and now is awaiting approval from the Chinese Ministry of Commerce.

At the Annual General Meeting held on June 13, 2003, shareholders unanimously approved Spur’s Stock Option Plan reserving a total of 4,603,865 shares for the grant of stock options. On April 4, 2003, 2,550,000 stock options at an exercise price of $0.60 per share were granted to directors and employees of the Company. On June 20, 2003, 100,000 stock options at an exercise price of $0.60 per share were cancelled. On June 25, 2003, 635,000 stock options at an exercise price of $1.20 per share were granted to the Company’s directors.

In the second quarter of 2003, the severe acute respiratory syndrome (SARS) broke-out in China slowed down the activities on Yichang Project in China, as traveling to China from Canada and traveling inside China were curtailed. The situation of SARS was brought under effective control by the end of June. All activities have resumed to normal since July 2003.

Following the memoranda of understanding signed in December 2002 between Spur and four major Chinese banks on the Yichang Project financing, Spur and its Chinese joint venture partner started the process of applying project construct loans from these Chinese banks in the name of Maple Leaf Chemicals Co.

In the first half of 2003, phosphate rock mines in the two largest phosphate rock producing provinces in China, Yunnan and Guizhou, started to curtail phosphate rock export. As a result, commodity phosphate rock prices in China increased significantly. In some areas, the run-of-mine phosphate rock prices have increased by 50%, creating a scarcity on the market. This is the result of a combination of the government removal of incentive tax policy on phosphate rock export, the industry consolidation and integration into fewer players, the depletion of some high quality rock resources, and the implementation of new mining law and regulations. The trend is not expected to reverse as the factors contributing this price uptrend cannot be reversed. This trend will eventually result in the firm-up of phosphate fertilizer prices in China, as some of the non-integrated phosphate fertilizer producers in China may eventually close their doors due to high phosphate rock prices. This can be a favorable development for Spur’s Yichang Integrated Phosphate Mining and Fertilizer Project. With its own mining operation, the phosphate rock cost for the project shall remain unchanged.

3.       Subsequent Events

On July 31, 2003, Spur closed a private placement of 300,000 units of the Company at a price of $1.00 per unit, each unit consisting of one common share and one non-transferable warrant, each warrant entitling the holder to purchase one additional share of the Company at a price of $1.10 per share until July 31, 2005.

4.       Financings, Principal Purposes and Milestones

On May 13, 2003, Spur closed a $2.5 million financing through a non-brokered private placement in which 5 million units were issued at $0.50 per unit. Each unit is comprised of one common share and one non-transferable warrant entitling the holder to purchase one additional share of the Company at a price of $0.60 per share until May 13, 2005. On July 31, 2003, Spur closed a $0.3 million financing through a non-brokered private placement in which 300,000 units were issued at $1.00 per unit. Each unit is comprised of one common share and one nontransferable warrant, entitling the holder to purchase one additional share of the Company at a price of $1.10 per share until July 31, 2005. The fund will be used for the Yichang project development and for working capital.

5.       Liquidity and Solvency

As at June 30, 2003, Spur had working capital of $2,399,118. The Company has no internal source of funding. The cash it has on hand should be sufficient to fund the Company in its current fiscal year’s business activities in project basic engineering and project financing. The future of the Company depends on its ability to fund the Yichang Project, general market conditions and many other factors.